UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G
Under the Securities Exchange Act of 1934
FTAC Emerald Acquisition Corp.
(Name of Issuer)
Class A Common Stock, par value $0.0001 per share
(Title of Class of Securities)
29103K209 (See Item 2d)
(CUSIP Number)
December 31, 2021
(Date of Event which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
[X] Rule 13d-1(b)
[   ] Rule 13d-1(c)
[   ] Rule 13d-1(d)
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see Instructions).

CUSIP No.: 29103K209 (See Item 2d)

1	NAME OF REPORTING PERSON Taconic Capital Advisors L.P. I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) 20-5826144
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER None
	6	SHARED VOTING POWER 1,509,900
	7	SOLE DISPOSITIVE POWER None
	8	SHARED DISPOSITIVE POWER 1,509,900
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,509,900
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.9%
12	TYPE OF REPORTING PERSON IA

CUSIP No.: 29103K209 (See Item 2d)

1	NAME OF REPORTING PERSON Taconic Capital Advisors UK LLP I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) 20-5366362
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER None
	6	SHARED VOTING POWER 1,509,900
	7	SOLE DISPOSITIVE POWER None
	8	SHARED DISPOSITIVE POWER 1,509,900
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,509,900
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.9%
12	TYPE OF REPORTING PERSON IA

CUSIP No.: 29103K209 (See Item 2d)

1	NAME OF REPORTING PERSON Taconic Capital Advisors (Hong Kong) Limited I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) 98-1056644
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Hong Kong
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER None
	6	SHARED VOTING POWER 1,509,900
	7	SOLE DISPOSITIVE POWER None
	8	SHARED DISPOSITIVE POWER 1,509,900
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,509,900
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.9%
12	TYPE OF REPORTING PERSON IA

CUSIP No.: 29103K209 (See Item 2d)

1	NAME OF REPORTING PERSON Taconic Associates LLC I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) 20-0870712
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER None
	6	SHARED VOTING POWER 1,509,900
	7	SOLE DISPOSITIVE POWER None
	8	SHARED DISPOSITIVE POWER 1,509,900
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,509,900
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.9%
12	TYPE OF REPORTING PERSON OO

CUSIP No.: 29103K209 (See Item 2d)

1	NAME OF REPORTING PERSON Taconic Capital Partners LLC I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) 52-2178263
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER None
	6	SHARED VOTING POWER 1,509,900
	7	SOLE DISPOSITIVE POWER None
	8	SHARED DISPOSITIVE POWER 1,509,900
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,509,900
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.9%
12	TYPE OF REPORTING PERSON OO

CUSIP No.: 29103K209 (See Item 2d)

1	NAME OF REPORTING PERSON Frank P. Brosens I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER None
	6	SHARED VOTING POWER 1,509,900
	7	SOLE DISPOSITIVE POWER None
	8	SHARED DISPOSITIVE POWER 1,509,900
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,509,900
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.9%
12	TYPE OF REPORTING PERSON IN

CUSIP No.: 29103K209 (See Item 2d)

1	NAME OF REPORTING PERSON Taconic Capital Performance Partners LLC I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) 52-2177274
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER None
	6	SHARED VOTING POWER 1,509,900
	7	SOLE DISPOSITIVE POWER None
	8	SHARED DISPOSITIVE POWER 1,509,900
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,509,900
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.9%
12	TYPE OF REPORTING PERSON OO

CUSIP No.: 29103K209 (See Item 2d)
ITEM 1(a).	NAME OF ISSUER: FTAC Emerald Acquisition Corp.
ITEM 1(b).	ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES: 2929 Arch Street, Suite 1703, Philadelphia, PA 19104
ITEM 2(a).	NAME OF PERSON FILING:
This Statement is filed on behalf of each of the following persons (collectively, the "Reporting Persons"):

i. Taconic Capital Advisors L.P. (Taconic Advisors LP);
ii. Taconic Capital Advisors UK LLP (Taconic Advisors UK);
iii. Taconic Capital Advisors (Hong Kong) Limited (Taconic Advisors HK);
iv. Taconic Associates LLC (Taconic Associates);
v. Taconic Capital Partners LLC (Taconic Capital);
vi. Taconic Capital Performance Partners LLC (Taconic Partners); and
vii. Frank P. Brosens (Mr. Brosens).

This Statement relates to the Shares (as defined herein) held for the accounts of Taconic Opportunity Master Fund L.P. (Taconic Opportunity Fund) and Taconic Master Fund 1.5 L.P. (Taconic Event Fund, and together with Taconic Opportunity Fund, the Taconic Funds).

Taconic Advisors LP serves as the investment manager to each of the Taconic Funds. Taconic Advisors LP has entered into sub-advisory agreements with Taconic Advisors UK and Taconic Advisors HK pursuant to which Taconic Advisors UK and Taconic Advisors HK serve as subadvisors to Taconic Advisors LP in respect of each of the Taconic Funds. Taconic Advisors LP is the manager of Taconic Capital Services UK Ltd, the UK parent entity of Taconic Advisors UK. Accordingly, each of Taconic Advisors LP, Taconic Advisors UK and Taconic Advisors HK may be deemed a beneficial owner of the Shares held for the accounts of the Taconic Funds.

Taconic Partners serves as the general partner to Taconic Advisors LP. Taconic Partners is also a director of Taconic Advisors HK.

Taconic Associates serves as the general partner to Taconic Opportunity Fund, and accordingly may be deemed a beneficial owner of the Shares held for the account of Taconic Opportunity Fund. Taconic Capital serves as the general partner to Taconic Event Fund, and accordingly may be deemed a beneficial owner of the Shares held for the account of Taconic Event Fund.

Mr. Brosens is a principal of Taconic Advisors LP and a manager of each of Taconic Partners, Taconic Associates and Taconic Capital. In such capacities, Mr. Brosens may be deemed a beneficial owner of the Shares held for the accounts of the Taconic Funds.

ITEM 2(b).	ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:
The address of the principal business of office of each of Taconic Advisors LP, Taconic Associates, Taconic Partners, Taconic Capital and Mr. Brosens is c/o Taconic Capital Advisors L.P. 280 Park Avenue, 5th Floor, New York, NY 10017.

The address of the principal business office of Taconic Advisors UK is 55 Grosvenor Street, London, W1K 3HY, UK.

The address of the principal business office of Taconic Advisors HK is Unit 1601, Ruttonjee House, Ruttonjee Centre, 11, Duddell Street, Central, Hong Kong.

ITEM 2(c).	CITIZENSHIP:
1) Taconic Advisors LP is a Delaware limited partnership
2) Taconic Advisors UK is a United Kingdom limited liability partnership.
3) Taconic Advisors HK is a Hong Kong limited company.
4) Taconic Associates is a Delaware limited liability company.
5) Taconic Capital is a Delaware limited liability company.
6) Taconic Partners is a Delaware limited liability company.
7) Mr. Brosens is a citizen of the United States of America.

ITEM 2(d).	TITLE OF CLASS OF SECURITIES:
Class A Common Stock, par value $0.0001 per share ("Shares"). As of the date of this statement, the Cusip number for the Shares is not available. The cusip number for the Issuers Units is 29103K209.

ITEM 2(e).	CUSIP NUMBER: 29103K209 (See Item 2d)
ITEM 3.	IF THIS STATEMENT IS FILED PURSUANT TO SECTION 240.13d-1(b), or 13d-2(b) or (c) CHECK WHETHER THE PERSON FILING IS A:
	(a) [ ]	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78c);
	(b) [ ]	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);
	(c) [ ]	Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);
	(d) [ ]	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8);
	(e) [X]	An investment adviser in accordance with 240.13d-1(b)(1)(ii)(E);
	(f) [ ]	An employee benefit plan or endowment fund in accordance with 240.13d-1(b)(1)(ii)(F);
	(g) [ ]	A parent holding company or control person in accordance with 240.13d-1(b)(1)(ii)(G);
	(h) [ ]	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i) [ ]	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j) [ ]	A non-U.S. institution in accordance with 240.13d-1(b)(1)(ii)(J);
	(k) [ ]	Group, in accordance with 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with 240.13d1(b)(1)(ii)(J), please specify the type of institution:

ITEM 4.	OWNERSHIP
As of December 31, 2021, the Reporting Persons may be deemed to beneficially own 1,509,900 of the Shares held for the account of the Taconic Funds.

The number of Shares of which the Reporting Persons may be deemed to be the beneficial owners constitutes 6.9% of the total number of Shares outstanding, based upon 22,000,000 Shares outstanding as of December 20, 2021, as disclosed in the Issuer's most recently filed Form 8-K.

(a) Amount beneficially owned:
1,509,900
(b) Percent of class:
6.9%
(c) Number of shares as to which the person has:
(i) sole power to vote or to direct the vote:
Taconic Capital Advisors L.P. - None
Taconic Capital Advisors UK LLP - None
Taconic Capital Advisors (Hong Kong) Limited - None
Taconic Associates LLC - None
Taconic Capital Partners LLC - None
Frank P. Brosens - None
Taconic Capital Performance Partners LLC - None

(ii) shared power to vote or to direct the vote:
Taconic Capital Advisors L.P. - 1,509,900
Taconic Capital Advisors UK LLP - 1,509,900
Taconic Capital Advisors (Hong Kong) Limited - 1,509,900
Taconic Associates LLC - 1,509,900
Taconic Capital Partners LLC - 1,509,900
Frank P. Brosens - 1,509,900
Taconic Capital Performance Partners LLC - 1,509,900

(iii) sole power to dispose or direct the disposition of:
Taconic Capital Advisors L.P. - None
Taconic Capital Advisors UK LLP - None
Taconic Capital Advisors (Hong Kong) Limited - None
Taconic Associates LLC - None
Taconic Capital Partners LLC - None
Frank P. Brosens - None
Taconic Capital Performance Partners LLC - None

(iv) shared power to dispose or to direct the disposition of:
Taconic Capital Advisors L.P. - 1,509,900
Taconic Capital Advisors UK LLP - 1,509,900
Taconic Capital Advisors (Hong Kong) Limited - 1,509,900
Taconic Associates LLC - 1,509,900
Taconic Capital Partners LLC - 1,509,900
Frank P. Brosens - 1,509,900
Taconic Capital Performance Partners LLC - 1,509,900

ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON: This Item 6 is not applicable.
ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY: This Item 7 is not applicable.
ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP: This Item 8 is not applicable.
ITEM 9.	NOTICE OF DISSOLUTION OF GROUP: This Item 8 is not applicable.
ITEM 10.	CERTIFICATION:
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No.: 29103K209 (See Item 2d)
SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
February 11 2022	TACONIC CAPITAL ADVISORS L.P. By: /s/ Frank P. Brosens Name: Frank P. Brosens Title: Principal
February 11 2022	Taconic Capital Advisors UK LLP by TACONIC CAPITAL SERVICES UK LTD., its UK parent entity By: /s/ Frank P. Brosens Name: Frank P. Brosens Title: Authorized Signatory
February 11 2022	TACONIC CAPITAL ADVISORS (HONG KONG) LIMITED by TACONIC CAPITAL PERFORMANCE PARTNERS LLC, as director By: /s/ Frank P. Brosens Name: Frank P. Brosens Title: Manager
February 11 2022	TACONIC ASSOCIATES LLC By: /s/ Frank P. Brosens Name: Frank P. Brosens Title: Manager
February 11 2022	TACONIC CAPITAL PARTNERS LLC By: /s/ Frank P. Brosens Name: Frank P. Brosens Title: Manager
February 11 2022	Taconic Capital Performance Partners LLC By: /s/Frank P. Brosens Name: Frank P. Brosens Title: Manager
February 11 2022	Frank P. Brosens By: /s/ Frank P. Brosens Name: Frank P. Brosens Title:
Attention — Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).

CUSIP No.: 29103K209 (See Item 2d)
EXHIBIT A
JOINT FILING AGREEMENT

The undersigned hereby agree that the statement on Schedule 13G with respect to the Class A Common Stock of FTAC Emerald Acquisition Corp. dated as of February 11, 2022 is, and any amendments thereto signed by each of the undersigned shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.
Dated February 11, 2022

TACONIC CAPITAL ADVISORS L.P.

By: /s/ Frank P. Brosens
Name: Frank P. Brosens
Title: Principal

TACONIC CAPITAL ADVISORS UK LLP by
TACONIC CAPITAL SERVICES UK LTD., its UK parent entity

By: /s/ Frank P. Brosens
Name: Frank P. Brosens
Title: Authorized Signatory

TACONIC CAPITAL ADVISORS (HONG KONG) LIMITED by
TACONIC CAPITAL PERFORMANCE PARTNERS LLC, as director

By:/s/ Frank P. Brosens
Name: Frank P. Brosens
Title: Manager

TACONIC ASSOCIATES LLC
By: /s/ Frank P. Brosens
Name: Frank P. Brosens
Title: Manager

TACONIC CAPITAL PARTNERS LLC

By:/s/ Frank P. Brosens
Name: Frank P. Brosens
Title: Manager

TACONIC CAPITAL PERFORMANCE PARTNERS LLC

By: /s/ Frank P. Brosens
Name: Frank P. Brosens
Title: Manager

/s/ Frank P. Brosens
Frank P. Brosens